SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

FIRST COMMUNITY BANCORP

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

31983B101

(CUSIP Number)

with a copy to:

Foothill Independent Bancorp 510 South Grand Avenue Glendora, CA 91741 (626) 963-8551 Attn: George E. Langley	Stradling Yocca Carlson & Rauth 660 Newport Center Drive, Suite 1600 Newport Beach, CA 92660 (949) 725-4000 Attn: Ben A. Frydman

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 31983B101

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Foothill Independent Bancorp; I.R.S. ID # 95-3815805

2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. SOLE VOTING POWER None
8. SHARED VOTING POWER 2,450,064 shares of common stock (1)
9. SOLE DISPOSITIVE POWER None
10. SHARED DISPOSITIVE POWER None

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,450,064 shares of common stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.4% (2)

14.	TYPE OF REPORTING PERSON CO
(1)	Beneficial ownership of the common stock referred to herein is being reported hereunder solely because Foothill Independent Bancorp may be deemed to beneficially own such shares as a result of the Shareholder Agreements described in Item 4 below. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Foothill Independent Bancorp that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of the foregoing number of shares beneficially owned and the percentage owned is based on 17,931,831 shares of First Community Bancorp common stock outstanding as of December 14, 2005 (as represented by First Community in the Merger Agreement described in Item 4 below), plus 315,400 shares of First Community common stock issuable upon the exercise of outstanding options which are exercisable within 60 days of December 30, 2005 that are subject to the Shareholder Agreements.

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to shares of common stock, no par value (“First Community Common Stock”), of First Community Bancorp, a California corporation (“First Community”), whose principal executive offices are located at 120 Wilshire Boulevard, Santa Monica, California 90401. The telephone number of First Community is (310) 458-1531.

Item 2.	Identity and Background.

(a)-(c) and (f) The reporting person filing this statement is Foothill Independent Bancorp, a Delaware corporation (“Foothill”), whose principal offices are located at 510 South Grand Avenue, Glendora, CA 91741. The telephone number of Foothill is (626) 963-8551. Foothill is a one-bank holding company that owns all of the capital stock of Foothill Independent Bank, a state-chartered bank that conducts a commercial banking business in the contiguous counties of Los Angeles, San Bernardino and Riverside, California.

The names, citizenship, business addresses, present principal occupation or employment and the name, principal business address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of Foothill are set forth in Schedule A hereto and incorporated herein by this reference.

(d)-(e) Neither Foothill, nor, to its knowledge, any person listed in Schedule A, has during the past five years been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

As described in Item 4, the First Community Common Stock to which this statement relates has not been purchased by Foothill. As an inducement for Foothill to enter into the Merger Agreement described in Item 4 and in consideration thereof, certain shareholders of First Community identified in Item 4 entered into individual shareholder agreements each dated as of December 30, 2005 (a form of which is attached hereto as Exhibit 99.1) with Foothill (the “Shareholder Agreements”), with respect to an aggregate of 2,450,064 shares of First Community Common Stock (the “Shares”).

Foothill has not paid, and does not expect to pay, additional consideration in connection with the execution and delivery of the Shareholder Agreements. For a description of the Shareholder Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3, as well as Exhibit 99.1 filed herewith, which is specifically incorporated herein by this reference in response to this Item 3.

Item 4.	Purpose of Transaction.

(a)-(j) On December 14, 2005, First Community and Foothill entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”). The Merger Agreement was approved unanimously by the board of directors of each of First Community and Foothill. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, Foothill will merge with into First Community for $238.0 million in consideration consisting of common shares of First Community for the outstanding common stock of Foothill and cash for the Foothill stock options (the “Merger”). The transaction is intended to qualify as a tax-free reorganization under Section 368(a) of the Internal Revenue Code, as amended. The Merger is subject to the approval of both First Community’s and Foothill’s shareholders and applicable banking regulators, as well as other customary closing conditions, and is expected to close during the second quarter of 2006.

The definitive agreement provides a mechanism for determining an initial exchange ratio of approximately 0.4982 shares of First Community Common Stock for each Foothill share, based on the average closing price of First Community’s Common Stock over a 15 trading day measurement period preceding the signing of the Merger Agreement, which was $52.47 per share. On the basis of that ratio, and assuming all currently outstanding Foothill options are cancelled for cash, each Foothill shareholder would receive approximately $26.14 in First Community Common Stock for each of their Foothill shares. The initial exchange ratio and the number of First Community shares that each Foothill shareholder will receive will adjust depending on the average closing price of First Community’s Common Stock over a final 15 trading day measurement period ending two trading days prior to the closing of the transaction, thereby fixing the total consideration to holders of Foothill common stock and options at $238 million. However, if First Community’s average Common Stock price over the final measurement period is less than $45.91 per share, then the final exchange ratio would become fixed at approximately 0.5694 First Community shares for each Foothill share, and the value of the total merger consideration would decrease accordingly. If, on the other hand, First Community’s average Common Stock closing price over that final measurement period is greater than $59.03 per share, the final exchange ratio would become fixed at approximately 0.4428 First Community shares for each Foothill share, and the value of the total merger consideration would increase accordingly.

As an inducement for Foothill to enter into the Merger Agreement and in consideration thereof, each of the persons set forth on Schedule B attached hereto, which is incorporated herein by this reference (collectively, “First Community Shareholders”), entered into the Shareholder Agreements with Foothill. Such persons beneficially own an aggregate of 2,450,064 shares of First Community Common Stock that are subject to the Shareholder Agreements, or approximately 13.4% of First Community Common Stock outstanding as of the date of the Merger Agreement. Of the 2,450,064 shares subject to the Shareholder Agreements, 315,400 shares are issuable upon the exercise of outstanding options which are exercisable within 60 days of December 30, 2005.

By executing the Shareholder Agreements, each First Community Shareholder has agreed to vote all of the Shares beneficially owned by such First Community Shareholder (a) in favor of the approval of the Merger Agreement and the issuance of First Community Common Stock pursuant to the terms and conditions of the Merger Agreement; (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of First Community under the Merger Agreement; (c) except with the prior written consent of Foothill, against the following actions (other than the Merger): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving First Community; (B) any sale, lease, transfer or disposition of a material amount of the assets of First Community; (C) any change in the majority of the board of directors of First Community; (D) any material change in the present capitalization of First Community; (E) any amendment of First Community’s articles of incorporation or bylaws; (F) any other change in the corporate structure, business, assets or ownership of First Community; or (G) any other action which is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the contemplated economic benefits to Foothill of the Merger and the transactions contemplated by the Merger Agreement. In addition, each of the First Community Shareholder has agreed not to enter into any agreement, arrangement or understanding with any person prior to the Termination Date (as defined in the Merger Agreement) to vote or give instructions, whether before or after the Termination Date, in any manner inconsistent with clauses (i), (ii) or (iii) of the preceding sentence.

Pursuant to the terms of the Shareholder Agreements, each of the First Community Shareholders also agreed not to (i) sell, transfer, convey, assign or otherwise dispose of any of his or her Shares without the prior written consent of Foothill, other than Shares sold or surrendered or deemed sold or surrendered to pay the exercise price of any options to acquire First Community Common Stock or to satisfy First Community’s withholding obligations with respect to any taxes resulting from such exercise or resulting from the vesting of restricted stock or restricted performance stock, or (ii) pledge, mortgage or otherwise encumber such Shares.

The Shareholder Agreements will terminate upon the consummation of the Merger, except that if the Merger is not consummated, the obligations of the Shareholder thereunder will terminate upon the termination of the Merger Agreement in accordance with its terms.

Any references to, and/or descriptions of, the Shareholder Agreements and the Merger Agreement in this Item 4 are qualified in their entirety by this reference to the Shareholder Agreements and the Merger Agreement, copies of which are filed as Exhibits 99.1 and 99.2, respectively, to this Schedule 13D. Exhibits 99.1 and 99.2 are specifically incorporated herein by this reference in response to this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)	The number of Shares subject to the Shareholder Agreements is 2,450,064, which represents approximately 13.4% of the voting power of 17,931,831 shares of First Community Common Stock outstanding as of December 14, 2005 (as represented by First Community in the Merger Agreement described in Item 4 above), plus 315,400 shares of First Community Common Stock issuable upon the exercise of outstanding options which are exercisable within 60 days of December 30, 2005 that are subject to the Shareholder Agreements.

By virtue of the Shareholder Agreements, Foothill may be deemed to have beneficial ownership of the Shares and to share with the First Community Shareholders the power to vote the Shares, but only as to the matters specified in the Shareholder Agreements as described above in Item 4 of this Statement. Except as stated in the preceding sentence, Foothill does not have the power to vote or to direct the vote of First Community Common Stock, nor does it have the sole or shared power to dispose or to direct the disposition of First Community Common Stock.

Other than as provided in the first sentence of the second paragraph of this Item 5, neither Foothill nor, to the knowledge of Foothill, any of the persons listed on Schedule A hereto, owns or has any right to acquire, directly or indirectly, any shares of First Community’s Common Stock.

(c)	Except for the Merger Agreement and the Shareholder Agreements, and the transactions contemplated by those agreements, neither Foothill, nor to Foothill’s knowledge, any of the persons listed on Schedule A has effected any transaction relating to First Community Common Stock during the past 60 days.

(d)	To Foothill’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, First Community Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6. To Foothill’s knowledge, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above or listed in Schedule A hereto, and between any such persons and any other person, with respect to any securities of First Community, including but not limited to, transfer or voting of any of the securities of First Community, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of First Community.

Exhibits 99.1 and 99.2 filed herewith are specifically incorporated herein by this reference in response to this Item 6.

Item 7.	Material to be Filed as Exhibits.

EXHIBIT	DESCRIPTION

99.1	Form of Shareholder Agreement dated as of December 30, 2005, by and between Foothill Independent Bancorp and the First Community Shareholders.

99.2	Agreement and Plan of Merger dated as of December 14, 2005, by and between First Community Bancorp and Foothill Independent Bancorp (Incorporated herein by this reference to Exhibit 2.1 to First Community’s Form 8-K filed on December 20, 2005).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 9, 2006	FOOTHILL INDEPENDENT BANCORP

	By:	/S/ CAROL ANN GRAF
Carol Ann Graf
Chief Financial Officer

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Form of Shareholder Agreement dated as of December 30, 2005, by and between Foothill Independent Bancorp and the First Community Shareholders.

99.2	Agreement and Plan of Merger dated as of December 14, 2005, by and between First Community Bancorp and Foothill Independent Bancorp (Incorporated herein by this reference to Exhibit 2.1 to First Community’s Form 8-K filed on December 20, 2005).

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF FOOTHILL INDEPENDENT BANCORP

The directors and executive officers of Foothill Independent Bancorp are set forth below. Each individual’s business address is c/o Foothill Independent Bank, 510 South Grand Avenue, Glendora, CA, 91741, and the phone number is (626) 963-8551. Each person is a citizen of the United States.

Name	Position with Foothill and Present Principal Occupation

George E. Langley	President, Chief Executive Officer and a member of Foothill’s Board of Directors

Carol Ann Graf	Senior Vice President, Chief Financial Officer and Secretary of Foothill

Casey J. Cecala, III	Executive Vice President and Chief Credit Officer of Foothill

William V. Landecena	Chairman of the Board of Directors of Foothill; Private investor and property manager

Orville. L. Mestad	Director

Richard Galich	Director; Doctor of Otolaryngology – Head and neck surgery, private practice

Max E. Williams	Director; Owns and manages his own architectural firm

Douglas F. Tessitor	Director; Chartered Financial Consultant and Chartered Life Underwriter

George Sellers	Director; Accountant, Enrolled Agent and owner of Merchants Bookkeeping

SCHEDULE B

FIRST COMMUNITY SHAREHOLDERS SUBJECT TO SHAREHOLDER AGREEMENTS

Name	No. Shares of First Community Common Stock Beneficially Owned

Stephen M. Dunn	25,594

John M. Eggemeyer	1,855,100

Barry C. Fitzpatrick	20,669

Charles H. Green	3,414

Susan E. Lester	2,000

Timothy B. Matz	48,169

Arnold W. Messer	21,891

Daniel B. Platt	2,080

Robert A. Stine	26,447

Matthew P. Wagner	399,578

David S. Williams	45,122

Total as a group	2,450,064